[SHIP LOGO VANGUARD/(R)/]


                                                     P.O. Box 2600
                                                     Valley Forge, PA 19482-2600

                                                     610-669-5284
                                                     Lisa_L_Matson@vanguard.com


July 9, 2008

Christian Sandoe, Esq.
U.S. Securities & Exchange Commission          via electronic filing
100 F Street, N.E.
Washington, DC  20549


RE:      VANGUARD TRUSTEES' EQUITY FUNDS
         FILE NO. 2-65955-99


Dear Mr. Sandoe,

This letter responds to your July 1, 2008, comments on Post-Effective Amendment No. 48 of the above-referenced registrant that was filed on May 16, 2008. The comments pertain to Vanguard International Value Fund (the "Fund").


COMMENT 1:        PROSPECTUS - MARKET EXPOSURE
----------------------------------------------
Comment:          Page 6 of the Prospectus states that the Fund invests
                  "primarily in the common stocks of foreign companies in a number of different countries throughout the world..." Please confirm that "a number of" refers to a total of more than three countries.

Response:         As noted in the Fund's Semiannual Report, as of the fiscal period ended April 30, 2008, the Fund invested its assets in the securities of companies located in over 34 different
                  European, Pacific, emerging market, and North American countries.


COMMENT 2:        PROSPECTUS - PLAIN TALK ABOUT THE FUND'S PORTFOLIO MANAGERS
-----------------------------------------------------------------------------
Comment:          Please clarify the role played by the various portfolio
                  managers.

Response:         We have confirmed that the existing disclosure whereby
                  portfolio managers are referred to as "co-managers" is an accurate description of their roles. The portfolio managers are truly equals and work together in managing Fund assets, sharing in the determination of strategies and risk exposures, and placing trades on behalf of the respective advisory firms' portions of the Fund's assets. Neither PM reports to or presides over the other, nor are there limitations placed on the roles or responsibilities of the portfolio managers. In all cases, the advisory firms have represented that the current PM disclosure accurately describes the roles played by the portfolio managers in their management of fund assets.
                  Furthermore, we believe that our existing disclosure satisfied the requirements of Item 5(a)(2) of Form N-1A. Accordingly, we do not plan to amend the disclosure.

COMMENT 3:        PROSPECTUS - PLAIN TALK ABOUT THE FUND'S PORTFOLIO MANAGERS
-----------------------------------------------------------------------------
Comment:          Please include additional text in the biography of Christine
                  Montgomery to indicate how long she has been with Edinburgh
                  Partners.

Response:         We have modified the disclosure as follows (new text is
                  underlined):

                  "Christine Montgomery, Investment Partner with Edinburgh Partners. She has worked in investment management since 1989; has managed investment portfolios since 1995; has been with
                                                                --------------
                  Edinburgh Partners since 2007; and has co-managed the
                  -----------------------------
                  Edinburgh Partners portion of the Fund since 2008.


COMMENT 4:        SAI - INVESTMENT ADVISORY SERVICES - ALLIANCEBERNSTEIN -
--------------------------------------------------------------------------
DESCRIPTION OF COMPENSATION
---------------------------
Comment:          The current disclosure states that one of the quantitative factors included in determining AllianceBernstein's discretionary incentive compensation is "relative investment performance." Please clarify whether this is pre-tax or post-tax performance.

Response:         We have confirmed with AllianceBernstein that this refers to pre-tax investment performance, and, accordingly, we have updated the text as follows:

                  "Quantitative factors considered include, among other things, relative pre-tax investment performance (e.g., by comparison to competitor or peer group funds or similar styles of investments, and appropriate, broad-based or specific market indices), and consistency of performance."


COMMENT 5: SAI - INVESTMENT ADVISORY SERVICES - HGI - DESCRIPTION OF
--------------------------------------------------------------------
COMPENSATION
------------
Comment:          Please correct typo "preformed" to "performed."

Response:         We have made the requested change.


COMMENT 6:        SIGNATURE PAGE
--------------------------------
Comment:          Please ensure that the Signature Page is complete with all appropriate signatures.

Response:         We will ensure that the Signature Page is complete.

COMMENT 7:        TANDY REQUIREMENTS
------------------------------------
As required by the SEC, the Fund acknowledges that:

     o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
     o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
     o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Please contact me at 610-669-5284 with any questions or comments regarding the above responses. Thank you.

Sincerely,


Lisa L.B. Matson, Esq.
Securities Regulation, Legal Department